UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated September 29, 2025	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Board of Directors of Grifols, in its meeting held on 25 and 26 September 2025 resolved, among other resolutions:

-	To create a Strategy Committee with an advisory role and with the main purpose of assisting the Board of Directors and making proposals to it on strategic initiatives and developments, with the specific authorities set forth in the Regulations of the Internal Functioning of the Board of Directors of Grifols and in the Strategy Committee's own Regulations.

The composition of the Strategy Committee will be the following:

Director	Position	Category
Mrs. Anne-Catherine Berner	Chairperson	Independent
Mr. Íñigo Sánchez-Asiaín Mardones	Member	Independent
Mr. Tomás Dagá Gelabert	Member	Other External
Mr. Raimon Grifols Roura	Member	Proprietary
Mr. Víctor Grifols Deu	Member	Proprietary
Ms. Núria Martín Barnés	Secretary non-member	-

-	To amend and include certain articles of the Regulations of the Internal Functioning of the Board of Directors of Grifols, to regulate the authorities of the newly established Strategy Committee.

The new amended text of the Regulations of the Internal Functioning of the Board of Directors of Grifols will be communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) through the corresponding procedure authorized for this purpose and is available on Grifols' corporate website (www.grifols.com). Further, it will be filed with the Commercial Registry of Barcelona and will be informed in the next General Shareholders' Meeting of Grifols.

In Barcelona, on 29 September 2025

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 29, 2025